FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

April 25, 2013

Commission File Number	001-31335
.
AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

INDEX TO EXHIBITS

Item

1.	Taiwan Stock Exchange filing entitled, “The Board resolution to revise the subjects of 2013 Annual General Shareholders' Meeting”, dated April 25, 2013.
2.
Taiwan Stock Exchange filing entitled, “The Board resolved to issue new common shares for cash to sponsor the DR Offering and/or issue new common shares for cash in public offering”, dated April 25, 2013.

3.	Taiwan Stock Exchange filing entitled, “The Board resolution of issuance of new common shares for cash in private placement ("Private Placement Shares")”, dated April 25, 2013.
4.	Taiwan Stock Exchange filing entitled, “The Board resolved to issue overseas or domestic convertible bonds in private placement (“Private Placement CB”)”, dated April 25, 2013.
5.	Taiwan Stock Exchange filing entitled, “The Board resolved to donate to BenQ Foundation to promote art and educational programs”, dated April 25, 2013.
6.	Taiwan Stock Exchange filing entitled, “The capital expenditure budget approved by the Board”, dated April 25, 2013.
7.	Taiwan Stock Exchange filing entitled, “To revise the information of Annual Report of 2012”, dated April 25, 2013.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.
Date:	April 25, 2013	By:	/s/ Andy Yang
			Name:	Andy Yang
			Title:	Chief Financial Officer

AU Optronics Corp.

April 25, 2013
English Language Summary

Subject:	The Board resolution to revise the subjects of 2013 Annual General Shareholders' Meeting
Regulation:	Published pursuant to Article 2-17 of the Taiwan Stock Exchange’s Operating Procedures for the Publication of Material Information by Listed Companies
Date of Events: 2013/04/25
Content:
1.	Date of the board of directors resolution:2013/04/25
2.	Date for convening the shareholders' meeting:2013/06/19
3.	Location for convening the shareholders' meeting:
No. 2, Jhongke Rd., Situn District, Taichung City, Taiwan R.O.C.
(Meeting Room in the Central Taiwan Science Park Administration)
4.	Cause or subjects for convening the meeting:
A.Report Items:
(1)To report the business of 2012
(2)Audit Committee's Review Report
(3)To report the indirect investments in China in 2012
(4)To report the asset impairment losses of 2012
(5)To report the issuance of securities in private placement
(6)To report the initial adoption of International Financial Reporting Standards
B.Election Item:
To elect nine directors (including five independent directors) being the seventh term of directors.
C.Recognition and Discussion Items:
(1)To accept 2012 Business Report and Financial Statements
(2)To approve the proposal for appropriation of retained earnings for 2012 losses
(3)To approve the revisions to Articles of Incorporation
(4)	To approve the revisions to "Handling Procedures for Providing Endorsements and Guarantees for Third Parties" and "Handling Procedures for Capital Lending"
(5)	To approve Issuance of new common shares for cash to sponsor issuance of the overseas depositary shares and/or issuance of new common shares for cash in public offering and/or issuance of new common shares for cash in private placement and/or issuance of overseas or domestic convertible bonds in private placement
(6)To lift non-competition restrictions on new board members and their representatives
D.Extraordinary Motions
5.Book closure starting date:2013/04/21
6.Book closure ending date:2013/06/19

AU Optronics Corp.

April 25, 2013
English Language Summary

Subject:	The Board resolved to issue new common shares for cash to sponsor the DR Offering and/or issue new common shares for cash in public offering
Regulation:	Published pursuant to Article 2-11 of the Taiwan Stock Exchange’s Operating Procedures for the Publication of Material Information by Listed Companies
Date of Events: 2013/04/25
Content:
1.Date of the board of directors resolution:2013/04/25
2.Source of capital increase funds:
Issuance of new common shares for cash to sponsor the DR Offering and/or issuance of new common shares for cash in public offering
3.Number of shares issued:
It will be proposed that the shareholders meeting to authorize the Board, within the limit of 1,000,000,000 common shares, depending on the market conditions and the Company’s capital needs, to choose appropriate timing and fund raising method(s), to issue new commons shares for cash to sponsor DR Offering and/or issue new common shares for cash in public offering and/or issue Private Placement Shares and/or issue Private Placement CB, in accordance with the applicable laws and regulations and the following fund raising method principles. For issuance of Private Placement CB, the number of common shares can be converted within the limit of 1,000,000,000 common shares shall be calculated in accordance with the conversion price determined at the time of issuance of Private Placement CB.
4.Par value per share:NTD 10
5.Total monetary amount of the issue:To be determined
6.Issue price:To be determined
7.Number of shares subscribed by or allotted to employees:
10%-15% of the new common shares shall be allocated for the employees' subscription
8.Number of shares publicly sold:To be determined
9.Ratio of shares subscribed by or allotted as stock dividends to existing shareholders:
(1)Issuance of new common shares for cash to sponsor the DR Offering:
Except for 10% -15% of the new common shares shall be allocated for the employees' subscription in accordance with the applicable law, rights to subscribe to the remaining shares shall be waived by the shareholders and such remaining shares should be offered to the public under Article 28-1 of the Securities and Exchange Law as the underlying shares of the global depositary shares to be sold in the DR Offering.
(2)	It is proposed to authorize the Board to choose either of the following methods to sell the new shares in the public offering through the underwriter(s):
a.
Except for 10% to 15% of the new shares must be offered to employees in accordance with Article 267, Paragraph I of the Company Law, it is proposed that the pre-emptive rights to subscribe to the remaining shares to be waived by the shareholders in accordance with Article 28-1 of the Securities and Exchange Law and such remaining shares will be offered to the public via book building.

b.
Except for 10% to 15% of the new shares must be offered to employees in accordance with Article 267, Paragraph I of the Company Law, it is proposed that 10% of the new shares to be sold to the public through the underwriter(s) and the remaining shares will be subscribed to by the existing shareholders of the Company in accordance with their shareholding.

10.	Method of handling fractional shares and shares unsubscribed by the deadline:
(1)	Issuance of new common shares for cash to sponsor the DR Offering:
Any new common shares not subscribed by employees of the Company shall be determined by the Chairman, depending on the market needs, to be allocated as underlying shares of the global depositary shares or to be subscribed by the designated person(s).
(2)	Issuance of new common shares for cash in public offering:
It is proposed that any new common shares not subscribed by employees and shareholders of the Company will be sold to the person(s) designated by the chairman of the Company at the issue price.
11.	Rights and obligations of the newly issued shares:
The new common shares will have the same rights and obligations as the Company’s existing issued and outstanding common shares.
12.	Utilization of the funds from the capital increase:
To build the new technology (e.g. Advanced Hyper-Viewing Angle (AHVA)、Oxide TFT) and capacity, enrich working capital, have sound financial structure and/or support the company’s long term development funding needs and plans.
13.	Any other matters that need to be specified:
(1)	The Company plans to use the funds raised from the DR Offering and/or issuance of the new common shares in public offering and/or issuance of the Private Placement Shares and/or Private Placement CB to build the new technology (e.g. Advanced Hyper-Viewing Angle (AHVA), Oxide TFT) and capacity, enrich working capital, have sound financial  structure and/or support the Company’s long term development funding needs.

(2)
The reason for the situation where the issue price of the new common shares to be issued to sponsor the DR Offering, the new common shares to be issued in public offering, Private Placement Shares and/or and the conversion price for the Private Placement CB is set as a price less than the par value due to change of the market change and the reason for the Company not adopt other fund raising method and the reasonableness for such determination:

This is mainly based on considerations of the sound operation of the Company and the security of financial structure and issuing equity related securities for fund raising is more appropriate than issuing the pure debt type securities.  If the Company decides to use the fund raising methods, such as issuing new shares for cash to sponsor the DR Offering, issuing new shares for cash in public offering, and issuing Private Placement Shares, etc. the Company would not incur any interest of the debt in such case not only the Company's financial risk could be reduced, the Company's financial structure could be improved and the flexibility of the Company’s fund dispatch would also be increased.  For issuance of Private Placement CB, if investor converts Private Placement CB into the common shares, such would improve the Company’s financial structure and would benefit the Company’s long term development.  Thus, it should be reasonable for the Company to issue the equity related securities.  If the issue price and the conversion price is less than the par value, such would be expected to cause increase of the Company’s accumulated losses in which case the Company will, depending on the actual operating conditions in the future, make up for the losses.  As the issue price will be determined in accordance with the relevant regulations, thus, after appearance of the effectiveness of the capital increase, the Company's financial structure will be effectively improved which would be favorable to the Company’s long-term development and would not have adverse impact on the rights and benefits of the shareholders.

AU Optronics Corp.

April 25, 2013
English Language Summary

Subject:	The Board resolution of issuance of new common shares for cash in private placement ("Private Placement Shares").
Regulation:	Published pursuant to Article 2-11 of the Taiwan Stock Exchange’s Operating Procedures for the Publication of Material Information by Listed Companies
Date of Events: 2013/04/25
Content:
1.Date of the board of directors resolution:2013/04/25
2.Types of the private placement:Common shares
3.Buyers of the private placement and their relationships with the company:
The investors to subscribe to the Private Placement Shares shall meet the qualifications listed in Article 43-6 of the Securities and Exchange Law and the Board is fully authorized to determine the specific investor(s).
4.Number of shares or bonds privately placed:
It will be proposed that the shareholders meeting to authorize the Board, within the limit of 1,000,000,000 common shares, depending on the market conditions and the Company’s capital needs, to choose appropriate timing and fund raising method(s), to issue new commons shares for cash to sponsor DR Offering and/or issue new common shares for cash in public offering and/or issue Private Placement Shares and/or issue Private Placement CB, in accordance with the applicable laws and regulations and the following fund raising method principles. For issuance of Private Placement CB, the number of common shares can be converted within the limit of 1,000,000,000 common shares shall be calculated in accordance with the conversion price determined at the time of issuance of Private Placement CB.
5.Total monetary amount of the private placement:To be determined.
6.The pricing basis of private placement and its reasonableness:
(a)
The higher of (x) the simple average closing price of the Company’s common shares for 1, 3 or 5 trading days prior to the pricing date, and (y) the simple average closing price of the Company’s common shares for 30 trading days prior to the pricing date, after adjustment for bonus shares issued as stock dividends, shares cancelled in connection with capital reduction and the cash dividends, should be the reference price of the subscription price of the Private Placement Shares.

(b)
The issue price of the Private Placement Shares shall be no less than 80% of the reference price. It is proposed to authorize the board of directors to decide the actual issue price within the range to be approved by the shareholders meeting, depends on the status of finding the specific investor(s) and market conditions.

(c)
As subscription price of the Private Placement Shares will be determined with reference to the price of the Company’s common shares and the theoretical price in accordance with the regulations governing public companies issuing securities in private placement, thus, the price determination should be reasonable.

7.Use of the funds raised in the private placement:
To build the new technology (e.g. Advanced Hyper-Viewing Angle (AHVA)、Oxide TFT) and capacity, enrich working capital, have sound financial structure and/or support the company’s long term development funding needs and plans.
8.Reasons for conducting non-public offerings:
Considering the effectiveness and convenience for issuance of the Private Placement Shares and/or to accommodate the Company’s development planning, including inviting the strategic investor(s), it would be necessary to issue the Private Placement Shares.
9.Objections or qualified opinions from independent Board of Directors :None
10.The record date for share conversion, if conversion, exchange, or subscription rights are attached:NA
11.Possible dilution of equity, if conversion, exchange, or subscription rights are attached:NA
12.Possible influence of change in shareholding, if conversion or subscription rights are fully attached:NA
13.Countermeasures of the aforesaid estimate change in shareholding:NA
14.Any other matters that need to be specified:
(1)
The Company plans to use the funds raised from the DR Offering and/or issuance of the new common shares in public offering and/or issuance of the Private Placement Shares and/or Private Placement CB to build the new technology (e.g. Advanced Hyper-Viewing Angle (AHVA), Oxide TFT) and capacity, enrich working capital, have sound financial structure and/or support the Company’s long term development funding needs.
(2)
The reason for the situation where the issue price of the new common shares to be issued to sponsor the DR Offering, the new common shares to be issued in public offering, Private Placement Shares and/or and the conversion price for the Private Placement CB is set as a price less than the par value due to change of the market change and the reason for the Company not adopt other fund raising method and the reasonableness for such determination:

This is mainly based on considerations of the sound operation of the Company and the security of financial structure and issuing equity related securities for fund raising is more appropriate than issuing the pure debt type securities.  If the Company decides to use the fund raising methods, such as issuing new shares for cash to sponsor the DR Offering, issuing new shares for cash in public offering, and issuing Private Placement Shares, etc. the Company would not incur any interest of the debt in such case not only the Company's financial risk could be reduced, the Company's financial structure could be improved and the flexibility of the Company’s fund dispatch would also be increased.  For issuance of Private Placement CB, if investor converts Private Placement CB into the common shares, such would improve the Company’s financial structure and would benefit the Company’s long term development.  Thus, it should be reasonable for the Company to issue the equity related securities.  If the issue price and the conversion price is less than the par value, such would be expected to cause increase of the Company’s accumulated losses in which case the Company will, depending on the actual operating conditions in the future, make up for the losses.  As the issue price will be determined in accordance with the relevant regulations, thus, after appearance of the effectiveness of the capital increase, the Company's financial structure will be effectively improved which would be favorable to the Company’s long-term development and would not have adverse impact on the rights and benefits of the shareholders.

AU Optronics Corp.

April 25, 2013
English Language Summary

Subject:	The Board resolved to issue overseas or domestic convertible bonds in private placement (“Private Placement CB”).
Regulation:	Published pursuant to Article 2-11 of the Taiwan Stock Exchange’s Operating Procedures for the Publication of Material Information by Listed Companies
Date of Events: 2013/04/25
Content:
1.Date of the board of directors resolution:2013/04/25
2.Name of the corporate bonds:Overseas or domestic convertible bonds in private placement (“Private Placement CB”).
3.Total amount of the issue:
It will be proposed that the shareholders meeting to authorize the Board, within the limit of 1,000,000,000 common shares, depending on the market conditions and the Company’s capital needs, to choose appropriate timing and fund raising method(s), to issue new commons shares for cash to sponsor DR Offering and/or issue new common shares for cash in public offering and/or issue Private Placement Shares and/or issue Private Placement CB, in accordance with the applicable laws and regulations and the following fund raising method principles. For issuance of Private Placement CB, the number of common shares can be converted within the limit of 1,000,000,000 common shares shall be calculated in accordance with the conversion price determined at the time of issuance of Private Placement CB.
4.Face value:
The denomination of the Private Placement CB will be US$10,000 or multiples thereof or NT$100,000 or multiples thereof.
5.Issue price:
The issue price shall be no less than 80% of the theoretical price.
6.Issue period:
The term of Private Placement CB shall not be more than seven years.
7.Issue coupon/interest rate:To be determined by the Board.
8.Types, names, monetary amounts of security or collateral and stipulations thereupon:NA
9.Use of the funds raised by the offering and utilization plan:
To build the new technology (e.g. Advanced Hyper-Viewing Angle (AHVA)、Oxide TFT)

and capacity, enrich working capital, have sound financial structure and/or support the company’s long term development funding needs and plans to use such funds within three year after completing the fund raising and plans.
10.Trustee for the bonds:NA
11.Guarantor(s) for the issue:NA
12.Institution serving as agent for payment of the principal and interest:NA
13.Resale conditions:
The Issuer may choose not to grant holders’put option, or after expiry of a designated period following issuance of the Private Placement CB, holders may require the Issuer to redeem all or part of the Private Placement CB at a price that would result in certain annul yield on the Private Placement CB.
14.Repurchase conditions:To be determined by the Board.
15.The record date for share conversion, if conversion, exchange, or subscription rights are attached:NA
16.Possible dilution of equity, if conversion, exchange, or subscription rights are attached:NA
17.Possible influence of change in shareholding, if conversion or subscription rights are fully attached:NA
18.Countermeasures of the aforesaid estimate change in shareholding:NA
19.Any other matters that need to be specified:
(1)
For the Private Placement Shares and/or the new common shares to be issued upon conversion of Private Placement CB, after expiration of three years following delivery date of the Private Placement Shares/Private Placement CB, the Board is authorized to obtain an approval letter issued by the Taiwan Stock Exchange (“TSE”) acknowledging that the Private Placement Shares /new common shares to be issued upon conversion of Private Placement CB meet the requirements for TSE listing before the Company submitting application with the Financial Supervisory Commission for retroactive handling of public issuance of such shares and submitting application with TSE for listing such shares on TSE. The Private Placement Shares and the new common shares to be issued upon conversion of Private Placement CB will have the same rights and obligations as the Company’s existing issued  and outstanding common shares.

(2)
The conversion price of the Private Placement CB shall be no less than 80% of (x) the simple average closing price of the Issuer’s common shares for 1, 3 or 5 trading days prior to the pricing date, after adjustment for bonus shares issued as stock dividends, shares cancelled in connection with capital reduction and the cash dividends, or (y) the simple average closing price of the Issuer’s common shares for 30 trading days prior to the pricing date, after adjustment for bonus shares issued as stock dividends, shares cancelled in connection with capital reduction and the cash dividends. It is proposed for the shareholders meeting to authorize the Board to determine the actual conversion price.
(3)
The reason for the situation where the issue price of the new common shares to be issued to sponsor the DR Offering, the new common shares to be issued in public offering, Private Placement Shares and/or and the conversion price for the Private Placement CB is set as a price less than the par value due to change of the market change and the reason for the Company not adopt other fund raising method and the reasonableness for such determination:

This is mainly based on considerations of the sound operation of the Company and the security of financial structure and issuing equity related securities for fund raising is more appropriate than issuing the pure debt type securities.  If the Company decides to use the fund raising methods, such as issuing new shares for cash to sponsor the DR Offering, issuing new shares for cash in public offering, and issuing Private Placement Shares, etc. the Company would not incur any interest of the debt in such case not only the Company's financial risk could be reduced, the Company's financial structure could be improved and the flexibility of the Company’s fund dispatch would also be increased.  For issuance of Private Placement CB, if investor converts Private Placement CB into the common shares, such would improve the Company’s financial structure and would benefit the Company’s long term development.  Thus, it should be reasonable for the Company to issue the equity related securities.  If the issue price and the conversion price is less than the par value, such would be expected to cause increase of the Company’s accumulated losses in which case the Company will, depending on the actual operating conditions in the future, make up for the losses.  As the issue price will be determined in accordance with the relevant regulations, thus, after appearance of the effectiveness of the capital increase, the Company's financial structure will be effectively improved which would be favorable to the Company’s long-term development and would not have adverse impact on the rights and benefits of the shareholders.

AU Optronics Corp.

April 25, 2013
English Language Summary

Subject:	The Board resolved to donate to BenQ Foundation to promote art and educational programs.
Regulation:	Published pursuant to Article 2-43 of the Taiwan Stock Exchange’s Operating Procedures for the Publication of Material Information by Listed Companies
Date of Events: 2013/04/25
Content:
1.Date of occurrence of the event:2013/04/25
2.The reason for the donation:
To support BenQ Foundation to promote social responsibility activities and educational programs.
3.The total amount of the donation:NTD12,000,000 for 2012 and 2013
4.Counterparty to the donation:BenQ Foundation
5.Relationship to the Company:The related party of the Company.
6.Name and resume of the independent director that expressed objection or reservation:None.
7.Contents of the objection or reservation:NA
8.Any other matters that need to be specified:None.

AU Optronics Corp.

April 25, 2013
English Language Summary

Subject:	The capital expenditure budget approved by the Board
Regulation:	Published pursuant to Article 2-15 of the Taiwan Stock Exchange’s Operating Procedures for the Publication of Material Information by Listed Companies
Date of Events: 2013/04/25
Content:
1.Date of the resolution by the board of directors or shareholders’ meeting:2013/04/25
2.Content of the investment plan:
The Board of the Company approved the amount of NT$1.932 billion in capital expenditure budget for the Company and its wholly-owned subsidiaries and also approved the budget cuts of NT$1.528 billion for those budgets which were approved but not executed.
3.Anticipated date of the investment:2013/04/25
4.Source of funds:Working Capital
5.Concrete purpose/objective:
The capital expenditures will be mainly used to adjust product mix, upgrade product specification, and enhance product quality.
6.Any other matters that need to be specified:
(1)
The budget execution of the Company will be subject to customer demand and market situation, and the actual amount that the Company will pay will be subject to the execution progress and the vendor payment terms.

(2)	On a consolidated basis, the fixed assets the Company acquired and paid for amounted of NT$43.1 billion in 2012.

AU Optronics Corp.

April 25, 2013
English Language Summary

Subject:	To revise the information of Annual Report of 2012
Regulation:	Published pursuant to Article 2-49 of the Taiwan Stock Exchange’s Operating Procedures for the Publication of Material Information by Listed Companies
Date of Events: 2013/04/25
Content:
1.Date of occurrence of the event:2013/04/25
2.Company name:AU Optronics Corp.
3.Relationship to the Company (please enter "head office" or "subsidiaries"):head office
4.Reciprocal shareholding ratios:N/A
5.Cause of occurrence:N/A
6.Countermeasures:N/A
7.Any other matters that need to be specified:
To revise the content on page 10 and page 164 that stated in AUO's Annual Report of 2012. Please refer to MOPS website for AUO's Annual Report of 2012.